Exhibit 8.1

Celestica Inc. Subsidiaries

Celestica Europe Inc., an Ontario corporation
Celestica Corporation, a Delaware corporation
Celestica (U.S.) Inc., a Delaware corporation
Celestica International Inc., an Ontario corporation
Celestica Liquidity Management Hungary Limited Liability Company, a Hungarian corporation
Celestica Italia S.r.l., an Italian corporation
Celestica Singapore Pte. Ltd., a Singapore corporation